Toronto, Ontario – January 2, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and AIM:CMCL) wishes to announce the resignation of Roland Fasel, of Geneva, Switzerland, as a Director of the Company – for personal reasons - effective December 31, 2007.   Caledonia’s Board and Management acknowledge and thank Mr. Fasel for his contributions to Caledonia during his time as a Director.

For more information, please contact:

Stefan Hayden	Alex Buck	Andrew Smith/ Johanna Virtanen
President & CEO
Caledonia Mining	BuckBias	RBC Capital Markets
Tel: +27 11 447 2499	Tel: +44 7932 740 452	Tel: +44 (0)20 7029 7882

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.